FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA FLUOR AWARDED A US$268 MILLION CONTRACT FOR A
CRYOGENIC PLANT IN POZA RICA FOR PEMEX GAS

Mexico City, May 21, 2009 – ICA Fluor, the industrial construction joint venture of Empresas ICA, S.A.B de C.V. (BMV and NYSE: ICA) and Fluor Corporation (NYSE: FLR) announced that Pemex Gas and Basic Petrochemicals awarded to an ICA Fluor-Linde Process Plants consortium, through an international public bidding process, a mixed price contract for the construction of a 200 million cubic foot per day cryogenic plant at the Poza Rica gas processing complex in the state of Veracruz, Mexico. The total contract value is approximately US$268 million.

ICA Fluor, together with its partner Linde, will be responsible for the engineering, procurement, construction, tests and start-up of the gas processing facility using Ortloff’s proprietary process. The contract is scheduled to be executed over a term of 720 days starting in August 2009.

This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Luciana Garcia (5255) 5272 9991 x 3697 luciana.garcia@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx

PRESS RELEASE

ICA Fluor is the leading industrial engineering company in Mexico, dedicated to the engineering, procurement, construction and maintenance of industrial facilities in the oil and gas, chemical, petrochemical, automotive, electricity, mining and telecommunication industries.

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

Fluor Corporation (NYSE: FLR) designs, builds and maintains many of the world's most challenging and complex projects. Through its global network of offices on six continents, the company provides comprehensive capabilities and world-class expertise in the fields of engineering, procurement, construction, commissioning, operations, maintenance, and project management. Headquartered in Irving, Texas, Fluor is a FORTUNE 200 company and had revenues of US$22.3 billion in 2008. For more information, visit www.fluor.com.

Linde Process Plants, a subsidiary in The Linde Group (http://www.linde.com), is a leading company involved in the design and construction of refining, gas processing and cryogenic plants. For more information, please visit Linde Process Plants online at http://www.lppusa.com.

INVESTOR RELATIONS	www.ica.com.mx	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2009

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer